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October 19, 2001


VIA EDGAR

Securities and Exchange Commission
Division of Insurance Products
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

Re: CitiFunds Premium Trust (filing relates only to Citi Premium Liquid Reserves) (File Nos. 33-28844 and 811-5812)

Ladies and Gentlemen:

On behalf of our client, CitiFunds Premium Trust (the "Trust"), we request the withdrawal of the filing of the Post-Effective Amendment No. 16 to the Trust's Registration Statement on Form N-1A under the Securities Act of 1933 (the "Securities Act") on October 18, 2001, accession number 0000950156-01-500427, as the filing is duplicative of a filing submitted earlier on that same date.

Please call Mari Wilson at 617-951-8381 or the undersigned at 617-951-8029 with any questions relating to this request.

                                               Sincerely,

                                           /s/ Michelle R. Kohlmeier

                                               Michelle R. Kohlmeier

cc:  Mari Wilson
     Elizabeth Belanger